Filed by: UIL Holdings Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: UIL Holdings Corporation

Commission File No.: 001-15052

The following communication was made available to employees of UIL Holdings Corporation.

QUIKFAX

SOURCE: Jim Torgerson – President and CEO	Please Post

June 8, 2015

UIL proposed Merger with Iberdrola USA – Regulatory Update

We have been working diligently on the steps necessary to bring the merger of UIL with Iberdrola USA to a close and I would like to take this opportunity to update you on our progress. As we told you earlier, in late March we made various regulatory filings necessary for the merger to occur. Below is an update on where the regulatory process currently stands.

COMPLETED

Hart-Scott-Rodino Antitrust Improvements Act (HSR Act)

Each of the companies made the required filing with the Federal Trade Commission and Department of Justice under the HSR Act on March 25, 2015. The filing triggered an automatic 30-day waiting period. The Federal Trade Commission granted early termination of the waiting period on April 7, 2015.

Federal Energy Regulatory Commission (FERC)

The companies filed their joint application with the FERC on March 25, 2015. FERC issued its authorization on June 2, 2015.

Federal Communications Commission (FCC)

Certain UIL subsidiaries hold FCC licenses for private internal communications, and UIL and Iberdrola USA must obtain prior FCC approval to assign or transfer indirect control of those licenses. Iberdrola USA and UIL received approval of their transfer of control applications with respect to private radio licenses held by UIL subsidiaries on May 22, 2015. Once the FCC has consented to the transfer of control, the parties have 180 days to complete the merger. If the merger does not close within 180 days of receiving FCC consent, the parties can request an extension of time to complete the transaction. The FCC customarily grants extension requests of this nature.

PENDING

Connecticut Public Utilities Regulatory Authority (PURA)

The companies filed their joint application with PURA on March 25, 2015, responded to more than 400 interrogatories from various participants in the proceeding and completed 5 days of hearings. The last of the hearings was completed on May 28, 2015. According to the PURA schedule, briefs from the parties were due on June 5, 2015, with reply briefs due June 12. Connecticut law requires that PURA make its determination within 120 calendar days after filing the application (in this case, July 23, 2015), unless an applicant agrees to an extension of time. The proposed final decision is currently expected on June 30, 2015, exceptions to the proposed final decision are due July 7, 2015 and PURA is currently scheduled to make a final decision on July 17, 2015.

Massachusetts Department of Public Utilities (DPU)

The companies filed their application with the DPU on March 25, 2015 and the proceeding is in its discovery stage. Evidentiary hearings before the DPU are scheduled for August 18 and 19, 2015 with briefs due in late September and reply briefs due in October.

Committee on Foreign Investments in the U.S. (CFIUS)

CFIUS has the jurisdiction to review any merger, acquisition or takeover, by or with a foreign person, that could result in foreign control of any “U.S. business”—i.e., an entity or business unit engaged in interstate commerce in the United States—for the impact of such a transaction on U.S. national security. UIL and Iberdrola USA submitted a voluntary filing to CFIUS on May 8, 2015 which was accepted on May 18, 2015. The co-lead agencies for the review are the U.S. Department of the Treasury and the U. S. Department of Energy. The initial review will last thirty days (in this case, until June 17, 2015). There is the possibility of a further investigation lasting up to an additional 45 days thereafter. If CFIUS decides to initiate such an investigation, it will notify the joint applicants by the end of the review period.

U.S. Securities and Exchange Commission (SEC)

The companies continue to work together preparing a registration statement on Form S-4. This document will contain a proxy statement seeking approval of the UIL shareowners of the merger, along with a prospectus of Iberdrola USA registering the Iberdrola USA shares to be delivered to UIL shareowners in connection with the closing. Although the merger agreement contemplates that a registration statement on Form S-4 would be filed with the SEC by June 5, 2015 (100 days after execution of the merger agreement), the companies have agreed to extend the time period for filing a registration statement on Form S-4 and currently expect the filing to be made by July 31, 2015.

Notwithstanding the foregoing, UIL and Iberdrola USA are continuing to work together on the regulatory approvals and to satisfy the other closing conditions in the merger agreement in order to achieve the originally announced schedule, and we continue to anticipate closing by December 31, 2015. I will continue to keep you updated throughout the process.

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Forward-looking statements

Certain statements contained in this communication regarding matters that are not historical facts, are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future. Such forward-looking statements are based on our expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. In addition, risks and uncertainties related to the proposed merger with a subsidiary of Iberdrola USA, Inc. (Iberdrola USA) include, but are not limited to, the expected timing and likelihood of completion of the pending merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the pending merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that UIL Holdings Corporation’s (UIL) shareowners may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed merger in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed merger, the risk that any announcements relating to the proposed merger could have adverse effects on the market price of UIL’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of UIL to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally.

New factors emerge from time to time and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks, as well as other risks associated with the merger, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in UIL’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this communication speak only as of the date of this communication. UIL does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication other than as required by applicable law.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between UIL and Iberdrola USA. In connection with the proposed transaction between UIL and Iberdrola USA, Iberdrola USA intends to file with the SEC a registration statement on Form S-4, containing a proxy statement of UIL, that will also constitute a prospectus of Iberdrola USA. UIL will mail the proxy statement/prospectus to UIL’s shareholders. UIL AND IBERDROLA USA URGE INVESTORS AND SHAREHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Iberdrola USA or UIL may file with the SEC or send to shareholders in connection with the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this proposed transaction (when available), free of charge, at the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by UIL are available free of charge on UIL’s website at www.uil.com or by contacting UIL’s Investor Relations Department at 203-499-2409. Copies of the documents filed with the SEC by Iberdrola USA are available free of charge on Iberdrola USA’s website at www.iberdrolausa.com or by contacting Iberdrola’s Investor Relations department at +34-91-784-2743.

Participants in Solicitation

UIL and its directors and executive officers, and Iberdrola USA and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of UIL common stock in respect of the proposed transaction. Information about UIL’s executive officers and directors is set forth in UIL’s definitive proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2015. Other information regarding the interests of such individuals, as well as information regarding Iberdrola USA’s directors and executive officers, will be set forth in the proxy statement/prospectus, which will be included in Iberdrola USA’s registration statement on Form S-4 when it is filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.